2026 Second Quarter Report

Contrarian. Innovative. Aligned.

Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    6
Consolidated Financial Statements    25
Notes to the Consolidated Financial Statements    30

Dear fellow shareholders,

Q2 2026 and YTD Review

Sprott’s Assets Under Management (“AUM”) were $55.6 billion as at June 30, 2026, down 15% from $65.1 billion as at March 31, 2026 and down 7% from $59.6 billion as at December 31, 2025. On a three and six months ended basis, our AUM was negatively impacted by market value depreciation and net outflows from our precious metals products, partially offset by positive net inflows to our critical materials products. During the second quarter, we reported $377 million in net redemptions. On a year-to-date basis, net inflows were $1.3 billion as of June 30, 2026.

Net income for the quarter was $34.3 million ($1.33 per share), up $20.8 million from $13.5 million ($0.52 per share) for the quarter ended June 30, 2025 and $63.5 million ($2.46 per share) on a year-to-date basis, up $38 million from $25.5 million ($0.99 per share) for the six months ended June 30, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments, as well as carried interest crystallization in our private strategies segment in the first quarter. On a six months ended basis, these increases were partially offset by higher stock-based compensation expense as a result of the Company’s stock price appreciating 15% over the six month period.

Adjusted EBITDA was $50.8 million ($1.97 per share) for the quarter, up $25.3 million, from $25.5 million ($0.99 per share) for the quarter ended June 30, 2025 and $108.7 million ($4.22 per share) on a year-to-date basis, up $61.3 million from $47.4 million ($1.83 per share) for the six months ended June 30, 2025. Our Adjusted EBITDA doubled in the quarter and on a six months ended basis due to an increase in average AUM, attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations.

Precious Metals

The second quarter of 2026 was marked by significant volatility across commodity, currency, and interest rate markets. Spot gold declined 14.1% during the quarter, ending June at $4,008/oz, as investors adjusted to rapidly changing geopolitical and monetary policy expectations. Silver fell more significantly, dropping 22% to close at $58.60/oz at quarter-end. The quarter began with continued repercussions from the U.S.-Iran conflict, which disrupted oil markets and drove energy prices higher. Rising oil prices strengthened the U.S. dollar, which tightened global liquidity and created a challenging environment for gold. While gold’s second quarter correction was severe, we believe it was driven primarily by cyclical factors rather than any deterioration in the metal’s long-term fundamentals. Many of the forces that have supported gold over the past several years remain firmly in place: rising government debt burdens, persistent fiscal deficits, ongoing monetary debasement, and growing demand for reserve assets outside the traditional sovereign debt system.

As we enter the third quarter, we have grown increasingly constructive on the outlook for gold. Beyond our contrarian instincts, the metal appears deeply oversold while generally holding the $4,000/oz level. Investor sentiment has become excessively pessimistic and we believe the risk-reward profile has improved meaningfully. The fact that open interest in derivative markets (options and futures) has retreated to levels last seen during the 2013 precious metals bear market, even as central banks have resumed accumulating gold at the record levels seen last fall, reinforces our conviction.

2

Figure 1 - Central bank gold activity (in tonnes)

80
60
40
20
0
-20
-40
-60
-80
Jan-24
Apr-24
Jul-24
Oct-24
Jan-25
Apr-25
Jul-25
Oct-25
Jan-26
Apr-26
Purchases
Sales
Net

Source: IMF, respective central banks, World Gold Council

Any moderation in rate-hike expectations, renewed liquidity support from policymakers, or a sustained recovery in sovereign-related gold purchases could each serve as important catalysts for a rebound. As a result, we see the potential for gold’s cyclical trend to realign with its longer-term secular uptrend in the quarters ahead.

Critical Materials

Critical materials investments delivered mixed performance during the second quarter, giving back some gains after several strong quarters but generally remaining positive year-to-date. Positive net sales during the quarter helped partially offset the impact of the weaker market. The uranium spot price remained relatively flat, while the long-term price reached $94/lb at quarter-end, its highest level in 18 years and up 8% from December 31, 2025. Uranium mining equities declined as near-term uncertainty and risk-off positioning overshadowed strengthening sector fundamentals. Copper prices reached all-time highs during the quarter despite the U.S.-Iran conflict, and copper equities outperformed all other critical materials subsectors.

We remain constructive on the outlook for critical materials. The growing emphasis on energy security, grid reliability and rising electricity demand continues to reinforce the long-term investment case across the sector, while supply constraints in many key materials provide additional support for prices and related equities.

Physical Trusts

Our physical trust AUM declined by $8.2 billion during the quarter due to the pullback in gold and silver prices, as well as $677 million in net redemptions from our precious metals trusts. These were offset somewhat by net inflows to the Sprott Physical Uranium Trust and the Sprott Physical Copper Trust. On May 4, 2026, the Sprott Physical Copper Trust began trading on the New York Stock Exchange under the symbol “SCOP.” The new listing and the enhanced redemption feature have already led to a substantial increase in liquidity.

ETFs

Our ETFs were a bright spot during the second quarter, delivering $228 million in net sales despite the challenging market for commodity-related investments. On April 15, 2026, we launched the Sprott Rare Earths Ex-China ETF (“REXC”), the only ETF providing focused exposure to rare earth companies outside China. REXC was one of our most successful launches to date. Each new ETF offering is achieving key AUM and liquidity milestones faster than its predecessor — key factors for gaining access to larger broker-dealer platforms and improving accessibility for large investors and institutions.

Managed Equities

Managed equities AUM decreased by 11% quarter-over-quarter, driven primarily by market value depreciation in precious metals and resource equities, coupled with modest net redemptions. Our flagship Sprott Gold Equity Fund was down 13.4% in Q2 and down 7.8% year-to-date as of July 27, 2026. The Sprott Active Gold & Silver Miners ETF (“GBUG") continues to scale (now at $143.6 million as of July 27, 2026) and gradually gain traction on broker-dealer platforms.

Precious metals producers continued to generate robust cash flows and maintain healthy balance sheets, yet equity valuations remained under pressure amid a cautious risk environment. This provides a compelling value proposition and we believe our portfolios are well-positioned to capture renewed investor interest in actively-managed mining strategies.

3

Private Strategies

Our private strategies have been strong contributors in 2026, delivering a meaningful performance fee during the first quarter. The origination and deployment pipeline is very active as the strong equity market over the past 12 months is giving rise to a broad range of financing opportunities (development and M&A financing) the team is ideally positioned to capture. With increasing opportunities and rising capital requirements, we expect accelerating growth in this segment over the coming years.

Inflation 2.0

Modern history teaches us that the arrival of a new Federal Reserve chair is often followed by a crisis that tests and ultimately defines their leadership. Paul Volcker took office with the challenge of fighting the inflation of the 1970s. Alan Greenspan was confronted by the 1987 stock market crash shortly after taking office. Ben Bernanke had a bit more time before facing the Global Financial Crisis, as did Jerome Powell before the onset of the COVID-19 pandemic. Janet Yellen appears to be the exception, having avoided a major crisis during her tenure.

We wonder what lies ahead for Kevin Warsh. As chair, he is still only one of 12 voting members responsible for setting interest-rate policy, and he inherits a hard-coded inflation target of 2% that may not be achievable. Since the establishment of the Federal Reserve in 1914, inflation has averaged approximately 3.3%. At the same time, the Treasury Department benefits from the additional tax revenue and currency depreciation that inflation can provide, making it easier to service the nation’s debt and deficits. We therefore wonder how long the 2% target will endure.

The concept of a 2% target originated with the economic juggernaut of New Zealand in 1989. It was subsequently adopted by Western central banks throughout the 1990s and finally introduced in the United States under Ben Bernanke in 2012. Kevin Warsh is now bound by that target and has created a task force to help him manage it.

While we believe there will be attempts to meet the 2% target by changing how inflation is calculated, history will ultimately dictate what we experience in our daily lives. The long-term average inflation rate of 3.3% fluctuates with global financial conditions. Wars have led to higher rates, while depressions and recessions have driven inflation closer to or below 0%. Given today’s geopolitical environment, we expect inflation to remain above its historical average for some time, regardless of how it is calculated.

Figure 2 - CPI year-over-year change

4

Outlook

While equity markets traded in a pattern in the first six months that eerily resembled the first half of 2025, we do not expect the same for the rest of the year. In 2025, the market started off strongly only to be interrupted by “Liberation Day” tariffs. After a sharp correction, it resumed quickly after the Trump Administration backed off, extended deadlines, and never looked back. This year, a strong start was interrupted by the U.S.-Iran conflict. This time, there is no opportunity for the President to change his mind and have everything return to normal.

We have often cautioned that the one risk to our business that we cannot control is commodity pricing. Clearly, the second quarter of 2026 demonstrated this, but it also highlighted the resilience of our business model. As investors shifted their focus and capital to the wonders of artificial intelligence, data centers in space, and the opportunity to colonize Mars, they seemed myopic about the challenges on our own planet. The “Memorandum of Misunderstanding” (“MOM”) with Iran has come and gone and, as of this writing, the war is escalating with no clear path to resolution in sight. In our view, the consequences of trade disruptions and asset destruction have yet to be discounted by markets. The case for critical materials and non-dollar reserves has only strengthened and we are confident in our long-term positioning.

During this uncertain period, we have continued to grow our human capital with new talent. Our focus has been primarily on sales and marketing to serve our expanding investor audience and technology to enhance our efficiency. Our employees are our most important asset and key to our past and future growth.

As always, we thank you, our fellow shareholders, for your continued support. We look forward to reporting to you on our progress in the quarters ahead. We remain contrarian, innovative and aligned.

Sincerely,
Whitney George
Chief Executive Officer

5

Management's Discussion and Analysis

Three and six months ended June 30, 2026

6

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated August 4, 2026, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at June 30, 2026, compared with December 31, 2025, and the consolidated results of operations for the three and six months ended June 30, 2026, compared with the three and six months ended June 30, 2025. The board of directors of the Company approved this MD&A on August 4, 2026. All note references in this MD&A are to the notes to the Company's June 30, 2026 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at June 30, 2026, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the interim financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. All dollar references in this MD&A are in U.S. dollars. The use of the term "prior period" refers to the three and six months ended June 30, 2025.

7

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 12 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
Trust unit issuances and exchange traded funds ("ETF") unit ‘creations’
The primary way in which inflows arise in our exchange listed products segment is through: (1) units of our physical trusts being issued through at-the-market (“ATM”) transactions and, secondary public and private offerings; and (2) new 'creations' of ETF units.
Net sales
Fund sales (net of redemptions) are the primary manner in which net inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which net inflows arise in our private strategies segment.
Other net inflows
Other net inflows primarily include fund acquisitions. It is possible for committed capital in our private strategies to earn a commitment fee despite being uncalled, in which case, it will also be included in this category as AUM.
Net fees
Net fees are calculated as: (1) total management fees net of fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of stock price changes and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

8

EBITDA, adjusted EBITDA and adjusted EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Net income for the period	34,257	13,501	63,475	25,458
Net income margin (1)	43%	21%	28%	23%
Adjustments:
Interest expense	291	286	592	566
Provision for income taxes	11,972	5,359	24,694	9,154
Depreciation and amortization	673	637	1,362	1,178
EBITDA	47,193	19,783	90,123	36,356
Adjustments:
(Gain) loss on investments (2)	(615)	(2,703)	(1,488)	(4,237)
Stock-based compensation (3)	5,014	18,587	39,744	24,843
Foreign exchange (gain) loss	(980)	3,263	(1,381)	3,817
Severance, new hire accruals and other	153	32	322	84
Carried interest and performance fees	—	(14,807)	(52,033)	(14,807)
Carried interest and performance fee payouts - internal	—	1,298	31,121	1,298
Carried interest and performance fee payouts - external	—	—	2,247	—
Adjusted EBITDA	50,765	25,453	108,655	47,354
Adjusted EBITDA margin	71%	61%	71%	60%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The decrease in the quarter and the increase on a year-to-date basis was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to stock price changes that were driven by NYSE:SII being down 21% in the quarter and up 15% on a year-to-date basis.

9

Business overview
Our reportable operating segments are as follows:

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the annual audited financial statements.

10

Business highlights
On April 15, 2026, the Company launched a new critical materials ETF, Sprott Rare Earths Ex-China ETF ("REXC"), an ETF providing focused exposure to rare earths companies outside of China.

On May 4, 2026, the Sprott Physical Copper Trust began trading on the New York Stock Exchange under the symbol ("SCOP"). Concurrent with the new listing, the trust enhanced its redemption feature which allows for monthly physical redemptions. We expect both developments to broaden the trust's appeal to a wider range of investors.

11

Results of operations
Summary financial information

(In thousands $)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Management fees	76,388	81,538	63,818	50,710	44,446	39,989	41,441	38,968
Fund expenses	(4,107)	(3,452)	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)
Direct payouts	(3,007)	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)
Carried interest and performance fees	—	52,033	38,104	1,757	14,807	—	2,511	4,110
Carried interest and performance fee payouts - internal	—	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—
Carried interest and performance fee payouts - external	—	(2,247)	—	—	—	—	—	—
Net fees	69,274	93,764	80,906	47,128	53,547	35,923	38,853	39,210
Commissions	1,456	5,822	2,655	3,816	1,725	286	819	498
Commission expense - internal	(65)	(71)	(275)	(329)	(180)	(52)	(146)	(147)
Commission expense - external	(652)	(2,791)	(1,143)	(1,801)	(779)	(47)	(290)	(103)
Net commissions	739	2,960	1,237	1,686	766	187	383	248
Finance income	1,634	2,481	2,464	1,583	1,213	1,402	1,441	1,574
Co-investment income	129	205	198	234	280	151	296	418
Less: Carried interest and performance fees (net of payouts)	—	(18,665)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)
Total net revenues (1)	71,776	80,745	62,166	49,564	42,297	37,663	39,292	37,340
Add: Carried interest and performance fees	—	52,033	38,104	1,757	14,807	—	2,511	4,110
Gain (loss) on investments	615	873	4,195	7,012	2,703	1,534	(3,889)	937
Fund expenses	4,107	3,452	3,304	2,778	2,699	2,464	2,708	2,385
Direct payouts	3,007	2,987	2,247	1,871	1,709	1,602	1,561	1,483
Commission expense - internal/external	717	2,862	1,418	2,130	959	99	436	250
Total revenues	80,222	142,952	111,434	65,112	65,174	43,362	42,619	46,505
Compensation	24,157	86,071	61,329	38,550	33,825	19,597	19,672	18,547
Direct payouts	(3,007)	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)
Carried interest and performance fee payouts - internal	—	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—
Commission expense - internal	(65)	(71)	(275)	(329)	(180)	(52)	(146)	(147)
Severance, new hire accruals and other	(153)	(169)	(125)	(111)	(32)	(52)	(166)	(58)
Impact of stock price changes and graded vesting amortization on cash-settled equity plans (2)	1,756	(27,988)	(22,351)	(16,598)	(12,758)	(412)	71	(114)
Net compensation	22,688	23,735	20,866	18,951	17,848	17,479	17,040	16,745
Net compensation ratio	32%	29%	34%	39%	43%	47%	44%	46%

Direct payouts	3,007	2,987	2,247	1,871	1,709	1,602	1,561	1,483
Carried interest and performance fee payouts - internal	—	31,121	15,465	690	1,298	—	830	—
Commission expense - internal	65	71	275	329	180	52	146	147
Severance, new hire accruals and other	153	169	125	111	32	52	166	58
Impact of stock price changes and graded vesting amortization on cash-settled equity plans (2)	(1,756)	27,988	22,351	16,598	12,758	412	(71)	114
Fund expenses (3)	4,107	3,452	3,304	2,778	2,699	2,464	2,708	2,385
Carried interest and performance fee payouts - external (3)	—	2,247	—	—	—	—	—	—
Commission expense - external (3)	652	2,791	1,143	1,801	779	47	290	103
Selling, general, and administrative ("SG&A")	5,093	5,862	5,053	4,473	4,825	4,127	4,949	4,612
Interest expense	291	301	395	261	286	280	613	933
Depreciation and amortization	673	689	652	647	637	541	600	502
Foreign exchange (gain) loss	(980)	(401)	1,080	(666)	3,263	554	(2,706)	1,028
Total expenses	33,993	101,012	72,956	47,844	46,314	27,610	26,126	28,110
Net income	34,257	29,218	28,728	13,159	13,501	11,957	11,680	12,697
Net income per share	1.33	1.13	1.11	0.51	0.52	0.46	0.46	0.50
Adjusted EBITDA	50,765	57,890	42,130	31,916	25,453	21,901	22,362	20,675
Adjusted EBITDA per share	1.97	2.25	1.63	1.24	0.99	0.85	0.88	0.81
Total assets	515,758	504,271	525,779	466,169	439,429	386,131	388,798	412,477
Total liabilities	123,575	124,225	158,534	121,441	93,955	59,986	65,150	82,198
Total AUM	55,562,022	65,071,077	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221
Average AUM	63,896,900	69,316,718	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406 and Q3 2024 - $497 and fund expense recoveries: Q4 2025 - $469; Q3 2025 - $386; Q2 2025 - $327; Q1 2025 - $279; Q4 2024 - $280; and Q3 2024 - $275.
(2) The decrease in the quarter and the increase on a year-to-date basis was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to stock price changes that were driven by NYSE:SII being down 21% in the quarter and up 15% on a year-to-date basis.
(3) Together, fund expenses, carried interest and performance fee payouts - external and commission expense - external are included in "Fund expenses" on the income statement.

12

AUM summary
AUM was $55.6 billion as at June 30, 2026, down 15% from $65.1 billion as at March 31, 2026 and down 7% from $59.6 billion as at December 31, 2025. On a three and six months ended basis, our AUM was negatively impacted by market value depreciation and net outflows from our precious metals products, partially offset by positive net inflows to our critical materials products. Average AUM was $63.9 billion for the quarter, up $26.3 billion or 70% from $37.6 billion for the quarter ended June 30, 2025, and $66.6 billion on a year-to-date basis, up $31.2 billion or 88% from $35.4 billion for the six months ended June 30, 2025. On a three and six months ended basis, our average AUM was positively impacted by a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations. Subsequent to quarter-end, as at July 31, 2026, AUM was $55.3 billion, down slightly from $55.6 billion as at June 30, 2026.

3 months results

(In millions $)	AUM Mar. 31, 2026	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2026	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	17,275	(76)	(2,450)	—	14,749	0.35%
- Physical Silver Trust	16,345	(96)	(3,607)	—	12,642	0.45%
- Physical Gold and Silver Trust	9,362	(466)	(1,564)	—	7,332	0.40%
- Precious Metals ETFs	1,824	(90)	(261)	—	1,473	0.40%
- Physical Platinum & Palladium Trust	722	(39)	(140)	—	543	0.50%
	45,528	(767)	(8,022)	—	36,739	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,844	141	59	—	7,044	0.31%
- Critical Materials ETFs	4,184	318	(542)	—	3,960	0.56%
- Physical Copper Trust	180	7	16	—	203	0.33%
	11,208	466	(467)	—	11,207	0.41%

Total exchange listed products	56,736	(301)	(8,489)	—	47,946	0.40%

Managed equities (3)	6,332	(69)	(644)	—	5,619	0.80%

Private strategies	2,003	(7)	1	—	1,997	0.78%

Total AUM	65,071	(377)	(9,132)	—	55,562	0.45%

6 months results

(In millions $)	AUM Dec. 31, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Jun. 30, 2026	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	15,976	(86)	(1,141)	—	14,749	0.35%
- Physical Silver Trust	15,109	491	(2,958)	—	12,642	0.45%
- Physical Gold and Silver Trust	9,065	(800)	(933)	—	7,332	0.40%
- Precious Metals ETFs	1,654	28	(209)	—	1,473	0.40%
- Physical Platinum & Palladium Trust	773	(39)	(191)	—	543	0.50%
	42,577	(406)	(5,432)	—	36,739	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,158	703	183	—	7,044	0.31%
- Critical Materials ETFs	2,950	1,336	(326)	—	3,960	0.56%
- Physical Copper Trust	131	64	8	—	203	0.33%
	9,239	2,103	(135)	—	11,207	0.41%

Total exchange listed products	51,816	1,697	(5,567)	—	47,946	0.40%

Managed equities (3)	5,656	(175)	138	—	5,619	0.80%

Private strategies	2,134	(185)	48	—	1,997	0.78%

Total AUM	59,606	1,337	(5,381)	—	55,562	0.45%
(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of funds and high net worth managed accounts invested primarily in precious metals strategies (94%) and U.S. value strategies (6%).

13

Key revenue lines Key expense lines
Management, carried interest and performance fees
Management fees were $76.4 million for the quarter, up $31.9 million, or 72% from $44.4 million for the quarter ended June 30, 2025, and $157.9 million on a year-to-date basis, up $73.5 million, or 87% from $84.4 million for the six months ended June 30, 2025. Carried interest and performance fees were $nil for the quarter, down $14.8 million from $14.8 million for the quarter ended June 30, 2025, and $52 million on a year-to-date basis, up $37.2 million from $14.8 million for the six months ended June 30, 2025. Net fees were $69.3 million for the quarter, up $15.7 million, or 29% from $53.5 million for the quarter ended June 30, 2025, and $163 million on a year-to-date basis, up $73.6 million, or 82% from $89.5 million for the six months ended June 30, 2025. Our revenue performance in the quarter and on a six months ended basis was primarily due to an increase in average AUM attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations. Additionally, we benefited from carried interest crystallization in our private strategies segment in the first quarter.
Commission revenues
Commission revenues were $1.5 million for the quarter, down $0.3 million from $1.7 million for the quarter ended June 30, 2025 and $7.3 million on a year-to-date basis, up $5.3 million from $2 million for the six months ended June 30, 2025. Net commissions were $0.7 million for the quarter, down slightly from $0.8 million for the quarter ended June 30, 2025 and $3.7 million on a year-to-date basis, up $2.7 million from $1 million for the six months ended June 30, 2025. The decrease in the quarter was due to lower private placement activity in our U.S. broker-dealer and the increase on a six months ended basis was due to higher ATM activity predominantly within our physical uranium trust, and to a lesser degree, in our physical copper trust.
Finance income
Finance income was $1.6 million for the quarter, up $0.4 million or 35% from $1.2 million for the quarter ended June 30, 2025 and $4.1 million on a year-to-date basis, up $1.5 million or 57% from $2.6 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was primarily due to increased interest income on higher cash balances.

Compensation
Net compensation expense was $22.7 million for the quarter, up $4.8 million or 27% from $17.8 million for the quarter ended June 30, 2025 and $46.4 million on a year-to-date basis, up $11.1 million or 31% from $35.3 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 32% in the quarter (June 30, 2025 - 43%) and 30% on a year-to-date basis (June 30, 2025 - 45%).
Stock-based compensation expense was $5 million for the quarter, down $13.6 million or 73% from $18.6 million for the quarter ended June 30, 2025 and $39.7 million on a year-to-date basis, up $14.9 million or 60% from $24.8 million for the six months ended June 30, 2025. The decrease in the quarter was due to the Company's stock price depreciating 21% over the last three months, while the increase on a six months ended basis was due to our stock price appreciating 15% over the six month period. The Company issued 279,851 restricted stock units ("RSUs") this year, down 71% from 976,550 RSUs in 2025.
SG&A
SG&A expense was $5.1 million for the quarter, up $0.3 million or 6% from $4.8 million for the quarter ended June 30, 2025 and $11 million on a year-to-date basis, up $2 million or 22% from $9 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was due to higher marketing and professional services costs.

14

Earnings
Net income for the quarter was $34.3 million ($1.33 per share), up $20.8 million from $13.5 million ($0.52 per share) for the quarter ended June 30, 2025 and $63.5 million ($2.46 per share) on a year-to-date basis, up $38 million from $25.5 million ($0.99 per share) for the six months ended June 30, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments, as well as carried interest crystallization in our private strategies segment in the first quarter. On a six months ended basis, these increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 15% over the six month period.
Adjusted EBITDA was $50.8 million ($1.97 per share) for the quarter, up $25.3 million, from $25.5 million ($0.99 per share) for the quarter ended June 30, 2025 and $108.7 million ($4.22 per share) on a year-to-date basis, up $61.3 million from $47.4 million ($1.83 per share) for the six months ended June 30, 2025. Our Adjusted EBITDA doubled in the quarter and on a six months ended basis due to an increase in average AUM, attributable to a combination of net inflows and market value appreciation across a majority of our fund products since the second quarter of last year, which more than offset the impact of the June pullback in precious metals valuations.

Additional revenues and expenses
Investment gains were $0.6 million for the quarter, down $2.1 million or 77% from investment gains of $2.7 million for the quarter ended June 30, 2025 and $1.5 million on a year-to-date basis, down $2.7 million or 65% from $4.2 million for the six months ended June 30, 2025. Investment gains in the quarter and on a six months ended basis were mainly driven by market value appreciation of our co-investments.
Depreciation of property and equipment was $0.7 million for the quarter, up slightly from $0.6 million for the quarter ended June 30, 2025 and $1.4 million on a year-to-date basis, up $0.2 million from $1.2 million for the six months ended June 30, 2025. The increase in the quarter and on a six months ended basis was due to depreciation of leasehold improvements.
Balance sheet
Total assets were $515.8 million, down $10 million or 2% from $525.8 million as at December 31, 2025. The decrease was primarily due to a reduction in other assets. Total liabilities were $123.6 million, down $35 million or 22% from $158.5 million as at December 31, 2025. The decrease was primarily due to lower compensation payable. Total shareholders' equity was $392.2 million, up $24.9 million or 7% from $367.2 million as at December 31, 2025.

15

Reportable operating segments
Exchange listed products

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025

Management fees	59,102	32,202	122,490	60,386
Fund expenses	(3,156)	(2,033)	(5,733)	(3,871)
Net fees	55,946	30,169	116,757	56,515

Commissions	1,270	1,419	6,781	1,419
Commission expense - internal	—	(105)	—	(105)
Commission expense - external	(620)	(721)	(3,375)	(721)
Net commissions	650	593	3,406	593
Total net revenues	56,596	30,762	120,163	57,108
Gain (loss) on investments	1,064	145	(158)	1,104
Fund expenses	3,156	2,033	5,733	3,871
Commission expense - internal	—	105	—	105
Commission expense - external	620	721	3,375	721
Total revenues	61,436	33,766	129,113	62,909

Net compensation	7,578	5,165	15,721	10,063
Commission expense - internal	—	105	—	105
Impact of stock price changes and graded vesting amortization on cash-settled equity plans	162	3,083	6,699	3,145
Fund expenses	3,156	2,033	5,733	3,871
Commission expense - external	620	721	3,375	721
SG&A	2,187	2,255	4,959	3,577
Interest expense	47	47	94	92
Depreciation and amortization	35	37	73	69
Foreign exchange (gain) loss	(1,746)	2,384	(2,648)	2,781
Total expenses	12,039	15,830	34,006	24,424

Income before income taxes	49,397	17,936	95,107	38,485
Adjusted EBITDA	48,715	24,881	103,222	46,536
Adjusted EBITDA margin	86%	81%	86%	81%

Total AUM	47,946,188	34,029,131	47,946,188	34,029,131
Average AUM	55,712,214	31,732,088	58,299,296	29,788,418

3 and 6 months ended
Income before income taxes was $49.4 million for the quarter, up $31.5 million from $17.9 million for the quarter ended June 30, 2025, and was $95.1 million on a year-to-date basis, up $56.6 million from $38.5 million for the six months ended June 30, 2025. Adjusted EBITDA was $48.7 million for the quarter, up $23.8 million from $24.9 million for the quarter ended June 30, 2025, and was $103.2 million on a year-to-date basis, up $56.7 million from $46.5 million for the six months ended June 30, 2025. Our three and six months ended results benefited from higher average AUM on market value appreciation in our physical trusts and ETFs.

16

Managed equities

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025

Management fees	13,720	8,177	27,754	15,487
Fund expenses	(858)	(544)	(1,683)	(1,116)
Direct payouts	(2,666)	(1,313)	(5,197)	(2,480)
Carried interest and performance fees	—	14,799	255	14,799
Carried interest and performance fee payouts - internal	—	(1,296)	(120)	(1,296)
Net fees	10,196	19,823	21,009	25,394

Finance income	142	54	412	103
Less: Carried interest and performance fees (net of payouts)	—	(13,503)	(135)	(13,503)
Total net revenues (1)	10,338	6,374	21,286	11,994
Add: Carried interest and performance fees	—	14,799	255	14,799
Gain (loss) on investments	(429)	2,184	650	3,609
Fund expenses	858	544	1,683	1,116
Direct payouts	2,666	1,313	5,197	2,480
Total revenues	13,433	25,214	29,071	33,998

Net compensation	3,912	3,751	8,501	7,395
Direct payouts	2,666	1,313	5,197	2,480
Carried interest and performance fee payouts - internal	—	1,296	120	1,296
Severance, new hire accruals and other	153	30	322	82
Impact of stock price changes and graded vesting amortization on cash-settled equity plans	155	1,597	2,569	1,629
Fund expenses	858	544	1,683	1,116
SG&A	1,356	1,056	2,684	1,946
Interest expense	60	64	123	129
Depreciation and amortization	100	101	207	196
Foreign exchange (gain) loss	(1,530)	1,882	(2,248)	2,000
Total expenses	7,730	11,634	19,158	18,269

Income before income taxes	5,703	13,580	9,913	15,729
Adjusted EBITDA	5,554	2,382	11,151	4,275
Adjusted EBITDA margin	54%	39%	52%	38%

Total AUM	5,619,287	3,883,071	5,619,287	3,883,071
Average AUM	6,183,251	3,676,156	6,231,939	3,409,486
(1) Prior period net revenues include fund expense recoveries of $327 in the quarter and $606 on a year-to-date basis.
3 and 6 months ended
Income before income taxes was $5.7 million for the quarter, down $7.9 million or 58% from $13.6 million for the quarter ended June 30, 2025 and was $9.9 million on a year-to-date basis, down $5.8 million or 37% from $15.7 million for the six months ended June 30, 2025. Our earnings were lower in the quarter and on a six months ended basis due to carried interest crystallization in the second quarter of last year.

Adjusted EBITDA was $5.6 million for the quarter, up $3.2 million from $2.4 million for the quarter ended June 30, 2025 and was $11.2 million on a year-to-date basis, up $6.9 million from $4.3 million for the six months ended June 30, 2025. Our three and six months ended results benefited from higher average AUM on market value appreciation across the majority of our fund products.

17

Private strategies

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025

Management fees	3,695	4,347	8,016	8,993
Fund expenses	(93)	(122)	(143)	(176)
Direct payouts	(341)	(396)	(797)	(831)
Carried interest and performance fees	—	8	51,778	8
Carried interest and performance fee payouts - internal	—	(2)	(31,001)	(2)
Carried interest and performance fee payouts - external	—	—	(2,247)	—
Net fees	3,261	3,835	25,606	7,992

Finance income	602	768	2,174	1,758
Less: Carried interest and performance fees (net of payouts)	—	(6)	(18,530)	(6)
Total net revenues	3,863	4,597	9,250	9,744
Add: Carried interest and performance fees	—	8	51,778	8
Gain (loss) on investments	89	740	1,261	407
Fund expenses	93	122	143	176
Direct payouts	341	396	797	831
Total revenues	4,386	5,863	63,229	11,166

Net compensation	2,084	2,105	4,453	4,382
Direct payouts	341	396	797	831
Carried interest and performance fee payouts - internal	—	2	31,001	2
Impact of stock price changes and graded vesting amortization on cash-settled equity plans	(12)	—	24	—
Fund expenses	93	122	143	176
Carried interest and performance fee payouts - external	—	—	2,247	—
SG&A	324	394	799	832
Interest expense	1	1	2	3
Depreciation and amortization	14	13	27	25
Foreign exchange (gain) loss	(788)	2,663	(1,418)	2,729
Total expenses	2,057	5,696	38,075	8,980

Income before income taxes	2,329	167	25,154	2,186
Adjusted EBITDA	1,730	2,105	4,491	4,544
Adjusted EBITDA margin	45%	46%	49%	47%

Total AUM	1,996,547	2,128,620	1,996,547	2,128,620
Average AUM	2,001,435	2,172,623	2,063,121	2,236,016

3 and 6 months ended
Income before income taxes was $2.3 million for the quarter, up $2.2 million from $0.2 million for the quarter ended June 30, 2025 and was $25.2 million on a year-to-date basis, up $23 million from $2.2 million for the six months ended June 30, 2025. Our three months ended results benefited from foreign exchange gains and our six months ended results benefited from carried interest crystallization in our lending fund during the first quarter.

Adjusted EBITDA was $1.7 million for the quarter, down $0.4 million or 18% from $2.1 million for the quarter ended June 30, 2025 and was $4.5 million on a year-to-date basis, down $0.1 million or 1% from $4.5 million for the six months ended June 30, 2025. Our three and six months ended results were impacted by lower management fees due to lower average AUM.

18

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended		6 months ended

(In thousands $)	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025

Gain (loss) on investments	(1)	(11)	12	9
Finance income	824	314	1,398	590
Total revenues	823	303	1,410	599

Net compensation	9,113	6,666	17,748	12,998
Impact of stock price changes and graded vesting amortization on cash-settled equity plans	(2,061)	8,078	16,940	8,396
SG&A	1,126	982	2,311	2,261
Interest expense	183	174	373	342
Depreciation and amortization	522	483	1,051	882
Foreign exchange (gain) loss	3,133	(3,623)	5,206	(3,657)
Total expenses	12,016	12,760	43,629	21,222

Income (loss) before income taxes	(11,193)	(12,457)	(42,219)	(20,623)
Adjusted EBITDA	(5,288)	(3,866)	(10,431)	(7,694)

3 and 6 months ended
•Net compensation increased primarily due to higher incentive compensation on increased net fee generation.

•Market value of stock-based compensation expense was lower in the quarter and higher on a six months ended basis. The decrease in the quarter was due to the Company's stock price depreciating 21% over the last three months, while the increase on a year-to-date basis was due to our stock price appreciating 15% over the six month period. The Company issued 279,851 RSUs this year, down 71% from 976,550 RSUs in 2025.

•SG&A was up for the quarter and on a year-to-date basis, primarily due to an increase in marketing costs.

19

Dividends
The following dividends were declared by the Company during the six months ended June 30, 2026:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
May 19, 2026 - Regular dividend Q1 2026	June 3, 2026	$0.40	10,310
March 2, 2026 - Regular dividend Q4 2025	March 17, 2026	$0.40	10,315
Dividends declared in 2026 (1)			20,625
(1) Subsequent to quarter-end, on August 4, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended June 30, 2026. This dividend is payable on September 1, 2026 to shareholders of record at the close of business on August 17, 2026.

Capital stock
Total capital stock issued and outstanding was 25.7 million (December 31, 2025 - 25.8 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $1.33 for the quarter and $2.46 on a year-to-date basis compared to $0.52 and $0.99 in the prior periods, respectively. Diluted earnings per share was $1.33 for the quarter and $2.46 on a year-to-date basis compared to $0.52 and $0.99 in the prior periods, respectively.
A total of nil stock options are outstanding (December 31, 2025 - 12,500).

20

Liquidity and capital resources
As at June 30, 2026, the Company had $189.8 million (December 31, 2025 - $123.4 million) of cash and cash equivalents. In addition, the Company had $59.5 million of co-investments (December 31, 2025 - $76.7 million) of which $27.2 million (December 31, 2025 - $35.5 million) can be monetized in less than 90 days (liquid co-investments).
As at June 30, 2026, the Company had $nil (December 31, 2025 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at June 30, 2026, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at June 30, 2026, the Company had $nil in co-investment commitments in private strategies LPs due within one year (December 31, 2025 - $3 million) and $nil due after 12 months (December 31, 2025 - $nil).

21

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information is described in Note 2 of the December 31, 2025 annual audited financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are reviewed for impairment quarterly and tested for impairment annually. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates and fund flow assumptions, which could affect the Company's future results if estimates of future performance and fair value change.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

22

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company in instances where there is a translation from U.S. dollars to a different currency.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investment portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal, as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $189.8 million (December 31, 2025 - $123.4 million) of cash and cash equivalents. In addition, the Company has $59.5 million of co-investments (December 31, 2025 - $76.7 million) of which $27.2 million (December 31, 2025 - $35.5 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.
The Company's exposure to liquidity risk as it relates to its co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

23

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are generally short-term in nature and due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include, but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending Annual Incentive Plan ("AIP") payments.
Concentration risk
As a natural consequence of our business strategy, a significant portion of the Company's AUM is focused on the precious metals and critical materials sectors. If such AUM declines, either because of declining market values or net outflows from the funds, our revenues would be adversely affected.

In addition, certain investments may be concentrated to a material degree, in a single position or group of positions, in precious metals and critical materials. Management takes into account a number of factors and is committed to several processes to ensure that the investment risk is appropriately managed, but the investments may decline due to declines in such sectors.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at June 30, 2026. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the
Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at
www.sedarplus.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

24

Consolidated Financial Statements

Three and six months ended June 30, 2026

25

Interim condensed consolidated balance sheets (unaudited)

As at		Jun. 30	Dec. 31
(In thousands of U.S. dollars)		2026	2025

Assets
Current
Cash and cash equivalents		189,815	123,444
Fees receivable		7,164	46,038
Short-term investments	(Notes 3 & 9)	685	640
Other assets	(Note 5)	9,316	14,261
Income taxes recoverable		5,238	3,357
Total current assets		212,218	187,740

Co-investments	(Notes 4 & 9)	59,517	76,697
Other assets	(Notes 5 & 9)	24,694	34,469
Property and equipment, net		20,573	21,280
Intangible assets	(Note 7)	176,417	183,116
Goodwill	(Note 7)	19,149	19,149
Deferred income taxes		3,190	3,328
		303,540	338,039
Total assets		515,758	525,779

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		7,449	13,552
Compensation payable		44,215	81,318
Income taxes payable		10,150	2,668
Total current liabilities		61,814	97,538

Other accrued liabilities		47,848	47,738
Deferred income taxes		13,913	13,258
Total liabilities		123,575	158,534

Shareholders' equity
Capital stock	(Note 8)	442,075	448,575
Contributed surplus	(Note 8)	34,515	35,057
Retained earnings (deficit)		9,401	(33,449)
Accumulated other comprehensive loss		(93,808)	(82,938)
Total shareholders' equity		392,183	367,245
Total liabilities and shareholders' equity		515,758	525,779

Commitments and contingencies	(Note 13)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ronald Dewhurst"     "Graham Birch"
Director     Director

26

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended		For the six months ended

		Jun. 30	Jun. 30	Jun. 30	Jun. 30
(In thousands of U.S. dollars, except for per share amounts)		2026	2025	2026	2025

Revenues
Management fees		76,388	44,446	157,926	84,435
Carried interest and performance fees		—	14,807	52,033	14,807
Commissions		1,456	1,725	7,278	2,011
Finance income		1,634	1,213	4,115	2,615
Gain (loss) on investments	(Notes 3, 4 and 5)	615	2,703	1,488	4,237
Co-investment income	(Note 6)	129	280	334	431
Total revenues		80,222	65,174	223,174	108,536

Expenses
Compensation	(Note 8)	24,157	33,825	110,228	53,422
Fund expenses		4,759	3,478	13,249	5,989
Selling, general and administrative		5,093	4,825	10,955	8,952
Interest expense		291	286	592	566
Depreciation of property and equipment		673	637	1,362	1,178
Foreign exchange (gain) loss		(980)	3,263	(1,381)	3,817
Total expenses		33,993	46,314	135,005	73,924

Income before income taxes		46,229	18,860	88,169	34,612
Provision for income taxes		11,972	5,359	24,694	9,154
Net income for the period		34,257	13,501	63,475	25,458

Net income per share:
Basic	(Note 8)	1.33	0.52	2.46	0.99
Diluted	(Note 8)	1.33	0.52	2.46	0.99

Net income for the period		34,257	13,501	63,475	25,458

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(5,810)	13,550	(10,870)	13,651
Total other comprehensive income (loss)		(5,810)	13,550	(10,870)	13,651
Comprehensive income		28,447	27,051	52,605	39,109

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, except for number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2025		25,786,258	448,575	35,057	(33,449)	(82,938)	367,245
Shares released on equity incentive plans	(Note 8)	—	—	(542)	—	—	(542)
Shares acquired and canceled under normal course issuer bid	(Note 8)	(53,580)	(6,500)	—	—	—	(6,500)
Foreign currency translation gain (loss)		—	—	—	—	(10,870)	(10,870)
Dividends declared	(Note 10)	—	—	—	(20,625)	—	(20,625)
Net income		—	—	—	63,475	—	63,475
Balance, Jun. 30, 2026		25,732,678	442,075	34,515	9,401	(93,808)	392,183

At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	(Note 8)	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	(Note 8)	(13,215)	(552)	—	—	—	(552)
Foreign currency translation gain (loss)		—	—	—	—	13,651	13,651
Stock-based compensation	(Note 8)	—	—	36	—	—	36
Dividends declared		—	—	—	(15,484)	—	(15,484)
Net income		—	—	—	25,458	—	25,458
Balance, Jun. 30, 2025		25,801,644	449,575	35,020	(57,281)	(81,840)	345,474

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

28

Interim condensed consolidated statements of cash flows (unaudited)

	For the six months ended

	Jun. 30	Jun. 30
(In thousands of U.S. dollars)	2026	2025

Operating activities
Net income for the period	63,475	25,458
Add (deduct) non-cash items:
(Gain) loss on investments	(1,488)	(4,237)
Stock-based compensation	—	36
Depreciation of property and equipment	1,362	1,178
Deferred income tax expense	1,171	1,419
Current income tax expense	23,523	7,735
Other items	(18)	(390)
Income taxes paid	(17,624)	(20,670)
Changes in:
Fees receivable	38,874	3,756
Other assets	17,108	1,914
Accounts payable, accrued liabilities and compensation payable	(46,574)	19,561
Cash provided by (used in) operating activities	79,809	35,760

Investing activities
Purchase of investments	—	(5,866)
Sale of investments	18,485	11,385
Purchase of property and equipment	(1,338)	(1,115)
Cash provided by (used in) investing activities	17,147	4,404

Financing activities
Acquisition of common shares under normal course issuer bid	(6,500)	(552)
Repayment of lease liabilities	(752)	(530)
Contributions from non-controlling interest	2,104	1,689
Dividends paid	(20,625)	(15,484)
Cash provided by (used in) financing activities	(25,773)	(14,877)
Effect of foreign exchange on cash balances	(4,812)	2,954
Net increase (decrease) in cash and cash equivalents during the period	66,371	28,241
Cash and cash equivalents, beginning of the period	123,444	46,834
Cash and cash equivalents, end of the period	189,815	75,075
Cash and cash equivalents:
Cash	184,253	69,013
Short-term deposits	5,562	6,062
	189,815	75,075

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at June 30, 2026 as issued by the International Accounting Standards Board ("IASB").
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2025 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three and six months ended June 30, 2026.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on August 4, 2026.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and
•Sprott Resource Lending Corp. ("SRLC")

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2025 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.
Future Changes in Accounting Policies
IFRS 18 Presentation and disclosure in financial statements ("IFRS 18")
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes with how an entity presents its consolidated statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.
IFRS 18 is effective for the Company’s fiscal year beginning on January 1, 2027 and will be applied retrospectively. The Company is currently assessing the impacts of the conversion to IFRS 18.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
3 Short-term investments
Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Jun. 30, 2026	Dec. 31, 2025

Public equities and share purchase warrants	FVTPL	685	640
Total short-term investments		685	640

Gains (losses) on financial assets and liabilities classified at FVTPL of $nil for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - $nil) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Jun. 30, 2026	Dec. 31, 2025

Co-investments in funds	FVTPL	59,517	76,697
Total co-investments		59,517	76,697

Gains (losses) on co-investments of $0.6 million for the three months ended June 30, 2026 (three months ended June 30, 2025 - $2.7 million) and $1.5 million for the six months ended June 30, 2026 (six months ended June 30, 2025 - $4.2 million) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Jun. 30, 2026	Dec. 31, 2025

Assets attributable to non-controlling interest	19,028	16,918
Fund recoveries and investment receivables	5,407	10,312
Private holdings (1)	4,156	4,311
Prepaid expenses	3,728	4,145
Other (2)	1,691	1,232
Advance on unrealized carried interest	—	11,812
Total other assets	34,010	48,730
(1) Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. Assets attributable to non-controlling interest represent the underlying investments in the funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Jun. 30, 2026	Dec. 31, 2025

Assets	19,028	16,918
Liabilities - current (1)	(35)	(29)
Liabilities - long-term (1)	(18,993)	(16,889)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
6 Co-investment income

	For the three months ended		For the six months ended
	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025

Co-investment income	129	280	334	431
Income attributable to non-controlling interest	(11)	1,048	2,396	1,806
Expense attributable to non-controlling interest	11	(1,048)	(2,396)	(1,806)
Total co-investment income	129	280	334	431

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
7 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2024	132,251	168,254	300,505
Additions (1)	—	6,468	6,468
Net exchange differences	—	8,394	8,394
At Dec. 31, 2025	132,251	183,116	315,367
Net exchange differences	—	(6,699)	(6,699)
At Jun. 30, 2026	132,251	176,417	308,668

Impairment
At Dec. 31, 2024	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2025	(113,102)	—	(113,102)
Impairment charge for the period	—	—	—
At Jun. 30, 2026	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2025	19,149	183,116	202,265
At Jun. 30, 2026	19,149	176,417	195,566
(1) See "Indefinite life fund management contracts" on the following page for more details.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
Goodwill
The Company has identified 4 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Corporate
As at June 30, 2026, the Company had allocated $19.1 million (December 31, 2025 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at June 30, 2026, the Company had indefinite life intangibles related to fund management contracts of $176.4 million (December 31, 2025 - $183.1 million). These contracts are held within the exchange listed products and managed equities CGUs. The addition of $6.5 million in the second quarter of the previous year was related to the remeasurement of a provision related to a historical acquisition.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at June 30, 2026.

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
8 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(28,601)	(1,552)
At Dec. 31, 2025	25,786,258	448,575
Shares acquired and canceled under normal course issuer bid	(53,580)	(6,500)
At Jun. 30, 2026	25,732,678	442,075
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	73
At Dec. 31, 2025	35,057
Released on equity incentive plans	(542)
At Jun. 30, 2026	34,515

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
Equity incentive plans
The Company granted 2,908 cash-settled restricted stock units ("RSUs") during the three months ended June 30, 2026 (three months ended June 30, 2025 - nil) and 279,851 cash-settled RSUs during the six months ended June 30, 2026 (six months ended June 30, 2025 - 976,550) that will vest over a period of up to three years assuming the vesting criteria is met.
As at June 30, 2026, there are nil options outstanding (December 31, 2025 - 12,500).
The Company recorded stock-based compensation of $5 million during the three months ended June 30, 2026 (three months ended June 30, 2025 - $18.6 million) and $39.7 million during the six months ended June 30, 2026 (six months ended June 30, 2025 - $24.8 million).

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended		For the six months ended
	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025

Numerator (in thousands $):
Net income - basic and diluted	34,257	13,501	63,475	25,458

Denominator (number of shares in thousands):
Weighted average number of common shares	25,768	25,802	25,777	25,806
Weighted average number of common shares - basic	25,768	25,802	25,777	25,806
Weighted average number of dilutive stock options	—	13	—	13
Weighted average number of unvested shares under equity incentive plan	—	5	—	5
Weighted average number of common shares - diluted	25,768	25,820	25,777	25,824

Net income per common share
Basic	1.33	0.52	2.46	0.99
Diluted	1.33	0.52	2.46	0.99

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are registered with the U.S. Securities and Exchange Commission ("SEC") . As at June 30, 2026 and 2025, all entities were in compliance with their respective capital requirements.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at June 30, 2026 and December 31, 2025 (in thousands $).

Short-term investments

Jun. 30, 2026	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	618	67	—	685
Total recurring fair value measurements	618	67	—	685

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	578	62	—	640
Total recurring fair value measurements	578	62	—	640

Co-investments

Jun. 30, 2026	Level 1	Level 2	Level 3	Total

Co-investments (1)	14,577	44,940	—	59,517
Total recurring fair value measurements	14,577	44,940	—	59,517

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Co-investments (1)	14,735	61,962	—	76,697
Total recurring fair value measurements	14,735	61,962	—	76,697
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
Other assets

Jun. 30, 2026	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,156	4,156
Assets attributable to non-controlling interest	—	19,028	—	19,028
Total recurring fair value measurements	—	19,028	4,156	23,184

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,311	4,311
Assets attributable to non-controlling interest	—	16,918	—	16,918
Total recurring fair value measurements	—	16,918	4,311	21,229

The following tables provide a summary of changes in the fair value of level 3 financial assets (in thousands $):
Short-term investments

Changes in the fair value of Level 3 measurements - Jun. 30, 2026
	Dec. 31, 2025	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2026
Share purchase warrants	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Share purchase warrants	6	—	—	(6)	—
Total	6	—	—	(6)	—

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
Other assets

	Changes in the fair value of Level 3 measurements - Jun. 30, 2026
	Dec. 31, 2025	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Jun. 30, 2026
Private holdings	4,311	—	—	(155)	4,156
Total	4,311	—	—	(155)	4,156

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Private holdings	4,371	—	—	(60)	4,311
Total	4,371	—	—	(60)	4,311

During the six months ended June 30, 2026, the Company transferred public equities of $nil (December 31, 2025 - $nil) from level 2 to level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values are based on a variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2025 - $0.2 million).
Included in compensation payable and other accrued liabilities are liabilities related to stock-based compensation of $55.3 million (December 31, 2025 - $76.2 million) which are carried at fair value based on the underlying stock price of Sprott Inc. shares.

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, other accrued liabilities and compensation payable excluding the above mentioned stock-based compensation payable represent a reasonable approximation of fair value as they are short term in nature.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
10     Dividends
The following dividends were declared by the Company during the six months ended June 30, 2026:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
May 19, 2026 - Regular dividend Q1 2026	June 3, 2026	$0.40	10,310
March 2, 2026 - Regular dividend Q4 2025	March 17, 2026	$0.40	10,315
Dividends declared in 2026 (1)			20,625
(1) Subsequent to quarter-end, on August 4, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended June 30, 2026. This dividend is payable on September 1, 2026 to shareholders of record at the close of business on August 17, 2026.

11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded equity investment strategies;
•Managed equities (reportable), which provides management services to the Company's active equity investment strategies;
•Private strategies (reportable), which provides management services to the Company's lending and streaming investment strategies;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).
Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

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SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended June 30, 2026

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	61,436	13,433	4,386	823	144	80,222
Total expenses	12,039	7,730	2,057	12,016	151	33,993
Income (loss) before income taxes	49,397	5,703	2,329	(11,193)	(7)	46,229
Adjusted EBITDA	48,715	5,554	1,730	(5,288)	54	50,765

For the three months ended June 30, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	33,766	25,214	5,863	303	28	65,174
Total expenses	15,830	11,634	5,696	12,760	394	46,314
Income (loss) before income taxes	17,936	13,580	167	(12,457)	(366)	18,860
Adjusted EBITDA	24,881	2,382	2,105	(3,866)	(49)	25,453

For the six months ended June 30, 2026

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	129,113	29,071	63,229	1,410	351	223,174
Total expenses	34,006	19,158	38,075	43,629	137	135,005
Income (loss) before income taxes	95,107	9,913	25,154	(42,219)	214	88,169
Adjusted EBITDA	103,222	11,151	4,491	(10,431)	222	108,655

For the six months ended June 30, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	62,909	33,998	11,166	599	(136)	108,536
Total expenses	24,424	18,269	8,980	21,222	1,029	73,924
Income (loss) before income taxes	38,485	15,729	2,186	(20,623)	(1,165)	34,612
Adjusted EBITDA	46,536	4,275	4,544	(7,694)	(307)	47,354

44

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three and six months ended June 30, 2026 and 2025
For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended		For the six months ended
	Jun. 30, 2026	Jun. 30, 2025	Jun. 30, 2026	Jun. 30, 2025
Canada	72,412	43,110	205,758	79,981
United States	7,810	22,064	17,416	28,555
	80,222	65,174	223,174	108,536
12     Loan facility
As at June 30, 2026, the Company had $nil (December 31, 2025 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at June 30, 2026, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and contingencies
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at June 30, 2026, the Company had $nil in co-investment commitments in private strategies LPs due within one year (December 31, 2025 - $3 million) and $nil due after 12 months (December 31, 2025 - $nil).

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Corporate Information

Head Office
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada
416.943.8099
1.855.943.8099

Directors & Officers
Ronald Dewhurst, Chairman
Graham Birch, Director
Barbara Connolly Keady, Director
Judith W. O’Connell, Director
Catherine Raw, Director
Dinaz Dadyburjor, Director
Whitney George, Chief Executive Officer & Director
Ryan McIntyre, President
Kevin Hibbert, Co-Chief Operating Officer & CFO
Arthur Einav, Co-Chief Operating Officer & General Counsel

US Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
www.continentalstock.com

Canadian Transfer Agent and Registrar
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, Ontario, Canada M5H 4H1
Toll Free: 866.600.5869
www.tsxtrust.com

Legal Counsel
Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors
KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5

Investor Relations
Shareholder requests may be directed to
Investor Relations by e-mail at ir@sprott.com
or via telephone at 416.943.8099
or toll free at 1.855.943.8099

Stock Information
Sprott Inc. common shares are traded on the New York Stock Exchange and Toronto Stock Exchange under the symbol “SII”

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